UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

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Commission File Number: 001-40212

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Connect Biopharma Holdings Limited
(Translation of registrant’s name into English)
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3580 Carmel Mountain Road, Suite 200
San Diego, California 92130, USA
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On March 28, 2025, Connect Biopharma Holdings Limited (the “Company”) issued a press release announcing that it received a letter dated March 24, 2025 from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that, for the last thirty consecutive business days, the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.
In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 22, 2025 (the first business day after the 180-day period), to regain compliance with the Minimum Bid Price Requirement. The letter states that the Nasdaq staff will provide written confirmation of compliance if at any time during this 180-day period, the closing bid price of the Company’s ADSs is at least $1.00 for a minimum of ten consecutive business days. The Nasdaq letter has no immediate effect on the listing or trading of the Company’s ADSs, and the ADSs will continue to trade on the Nasdaq Global Market under the symbol “CNTB.”
The Company intends to monitor the bid price of its ADSs and to consider available options if its ADSs do not trade at a level likely to result in the Company regaining compliance with the Minimum Bid Price Requirement by September 22, 2025.
If the Company does not regain compliance with the Minimum Bid Price Requirement by September 22, 2025, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required to first transfer to the Nasdaq Capital Market and then meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq staff would notify the Company that its securities would be subject to delisting. In the event of such a notification, the Company may appeal the Nasdaq staff’s determination to delist its securities, but there can be no assurance the Nasdaq staff would grant the Company’s request for continued listing.
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-264340) and Form S-8 (Registration Nos. 333-254524 and 333-266006) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Press Release of the Company, dated March 28, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONNECT BIOPHARMA HOLDINGS LIMITED

Date: March 28, 2025	By:	/s/ David Szekeres
	Name:	David Szekeres
	Title:	President